FORM 8-B

               SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D. C.  20549

     REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
          FILED PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                CONSTELLATION ENERGY CORPORATION
     (Exact name of registrant as specified in its charter)

        Maryland and Virginia                     52-1964611
      (States of incorporation)               (I.R.S. Employer
                                             Identification No.)

       39 West Lexington Street
          Baltimore, Maryland                        21201
   (Address of principal executive offices)        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class               Name of each exchange on which
 to be so registered               each class is to be registered

 Common Stock, no par value        New York Stock Exchange, Inc.
                                   Chicago Stock Exchange
                                   Pacific Stock Exchange

 Class B Preferred Stock
 $50 par value                     New York Stock Exchange, Inc.
  $3.37 Series of 1987
  $3.89 Series of 1991

 Preference Stock, $100 par value  Philadelphia Stock Exchange
  7.78% 1973 Series
  7.50% 1986 Series
  6.75% 1987 Series

 5% Convertible Debentures
  due 2002                         New York Stock Exchange, Inc.

 7% Convertible Debentures
  due 2018                         New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

 Class B Preferred Stock, $50 par value
  $2.44 Convertible Series of 1966
  $3.82 Series of 1969


ITEM 1.   GENERAL INFORMATION

     Constellation Energy Corporation, formerly RH Acquisition Corp. (the "Corporation") was organized on September 22, 1995 as a corporation under the laws of the State of Maryland. The Corporation was incorporated as a domestic corporation under the laws of the Commonwealth of Virginia on December 15, 1995. The Corporation's fiscal year ends on the 31st day of December.

ITEM 2.   TRANSACTION OF SUCCESSION

     Potomac Electric Power Company, a District of Columbia and Virginia corporation ("PEPCO"), and Baltimore Gas and Electric Company, a Maryland corporation ("BGE"), are predecessors to the Corporation, and each has securities registered pursuant to
Section 12(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). PEPCO and BGE will be merged (the "Merger") with and into the Corporation pursuant to an Agreement and Plan of Merger, dated as of September 22, 1995, among the Corporation, PEPCO and BGE (the "Merger Agreement"). At the effective time of the Merger, the Corporation by operation of law will succeed to all of the assets and liabilities of both PEPCO and BGE. Accordingly, the Corporation will become the obligor on all outstanding debt securities of PEPCO and BGE, including the 5% Convertible Debentures due 2002 and the 7% Convertible Debentures due 2018 of PEPCO.

     At the effective time of the Merger, each outstanding share of common stock, no par value, of BGE ("BGE Common Stock") (other than shares owned by BGE, PEPCO or any of their subsidiaries, which shall be cancelled and cease to exist) will be converted into the right to receive one share of common stock, no par value, of the Corporation ("Corporation Common Stock"), and each outstanding share of common stock, par value $1.00 per share, of PEPCO ("PEPCO Common Stock") (other than (i) shares owned by BGE, PEPCO or any of their subsidiaries, which shall be cancelled and cease to exist and (ii) shares with respect to which appraisal rights are properly exercised) will be converted into the right to receive .997 of a share of Corporation Common Stock.

     Additionally, at the effective time of the Merger, each issued and outstanding share of a series of the preferred stock, par value $50 per share, of PEPCO ("PEPCO Preferred Stock") (other than (i) shares owned by BGE, PEPCO or any of their subsidiaries, which shall be cancelled and cease to exist and
(ii) shares with respect to which appraisal rights are properly exercised), will be converted into the right to receive one share of Corporation Class B preferred stock, par value $50 per share ("Corporation Class B Preferred Stock"), with equal stated value and dividends and like redemption and other terms and conditions, of the respective series specified below:

  PEPCO                            Corporation Class B
  Preferred Stock                  Preferred Stock

  $2.44 Series of 1957             $2.44 Series of 1957
  $2.46 Series of 1958             $2.46 Series of 1958
  $2.28 Series of 1965             $2.28 Series of 1965
  $2.44 Convertible Series         $2.44 Convertible Series
     of 1966                          of 1966
  $3.82 Series of 1969             $3.82 Series of 1969
  $3.37 Series of 1987             $3.37 Series of 1987
  $3.89 Series of 1991             $3.89 Series of 1991
  $3.40 Series of 1992             $3.40 Series of 1992
  Auction Series A                 Auction Series A

     At the effective time of the Merger, each issued and outstanding share of a series of the preference stock, par value $100 per share, of BGE ("BGE Preference Stock") (other than shares owned by BGE, PEPCO or any of their subsidiaries, which shall be cancelled and cease to exist), will be converted into the right to receive one share of Corporation preference stock, par value $100 per share ("Corporation Preference Stock"), with equal stated value and dividends and like redemption and other terms and conditions, of the respective series specified below:

  BGE                         Corporation
  Preference Stock            Preference Stock

  7.78% 1973 Series           7.78% 1973 Series
  7.50% 1986 Series           7.50% 1986 Series
  6.75% 1987 Series           6.75% 1987 Series
  7.80% 1989 Series           7.80% 1989 Series
  8.25% 1989 Series           8.25% 1989 Series
  8.625% 1990 Series          8.625% 1990 Series
  7.85% 1991 Series           7.85% 1991 Series
  7.125% 1993 Series          7.125% 1993 Series
  6.97% 1993 Series           6.97% 1993 Series
  6.70% 1993 Series           6.70% 1993 Series
  6.99% 1995 Series           6.99% 1995 Series

     The Merger is more fully described in the Joint Proxy Statement/Prospectus of BGE and PEPCO, dated February 9, 1996, filed with the Securities and Exchange Commission (the "Commission") as Part I to Amendment No. 3 to the Registration Statement on Form S-4 of the Corporation (Registration Statement No. 33-64799) under the Securities Act of 1933, as amended (the "1933 Act"), and Rule 14a-6 under the 1934 Act (the "Joint Proxy Statement/Prospectus").

ITEM 3.   SECURITIES TO BE REGISTERED

     The number of shares of the Corporation Common Stock presently authorized is 374,400,000, of which approximately 265,811,650 shares will be issued at the effective time of the Merger and none of which shares will be held by or for the account of the Corporation.

     The number of shares of the Corporation Class B Preferred Stock presently authorized is 11,125,649, of which approximately 5,375,646 shares will be issued at the effective time of the Merger and none of which shares will be held by or for the account of the Corporation.

     The number of shares of the Corporation Preference Stock presently authorized is 6,500,000, of which approximately 4,260,000 shares will be issued at the effective time of the Merger and none of which shares will be held by or for the account of the Corporation.

     The aggregate principal amount of the 5% Convertible
Debentures due 2002 presently authorized is $115,000,000, of which approximately $115,000,000 will be outstanding at the effective time of the Merger and none of which will be held by or for the account of the Corporation.

     The aggregate principal amount of the 7% Convertible
Debentures due 2018 presently authorized is $75,000,000, of which approximately $63,907,000 will be outstanding at the effective time of the Merger and none of which will be held by or for the account of the Corporation.

ITEM 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock

     The description of the Corporation Common Stock to be registered is set forth under the caption "Description of Company
Capital Stock" at pages 71 through 76 of the Joint Proxy
Statement/Prospectus and such description is incorporated herein by reference.

Class B Preferred Stock and Preference Stock

     The description of the Corporation Class B Preferred Stock and Corporation Preference Stock to be registered is set forth under the caption "Description of Company Capital Stock" at pages 72 through 76 of the Joint Proxy Statement/Prospectus and such description is incorporated herein by reference.

5% Convertible Debentures

     The description of the 5% Convertible Debentures due 2002 is set forth under the caption "Description of Debentures" at pages 7 through 11 of the Prospectus dated August 13, 1992 filed in connection with Registration Statement No. 33-50460 and such description is incorporated herein by reference with the following amendments: at the effective time of the Merger by operation of law, the Corporation will assume all of the payment and other obligations of PEPCO with respect to such debentures, and such debentures at the effective time of the Merger will become convertible into shares of Corporation Common Stock at an initial conversion rate of 29.41 shares of Corporation Common Stock for each $1,000 principal amount at maturity of debentures.

7% Convertible Debentures

     The description of the 7% Convertible Debentures due 2018 is set forth under the caption "Description of Debentures" at pages 6 through 11 of the Prospectus dated January 15, 1989 filed in connection with Registration Statement No. 33-19258 and such description is incorporated herein by reference with the following amendments: at the effective time of the Merger by operation of law, the Corporation will assume all of the payment and other obligations of PEPCO with respect to such debentures, and such debentures at the effective time of the Merger will become convertible into shares of Corporation Common Stock at an initial conversion price of $27.08.

ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements

               Not applicable

     (b)  Exhibits

  Exhibit
    No.                      Description

   1 Joint Proxy Statement/Prospectus of BGE and PEPCO, dated February 9, 1996 and filed with the Commission as
          Part I to Amendment No. 3 to the Registration
          Statement on Form S-4 of the Corporation (Registration No. 33-64799) ("Joint Proxy Statement/Prospectus")*

   2      Agreement and Plan of Merger, dated as of September 22,
          1995, among the Corporation, BGE and PEPCO (Exhibit A to the Joint Proxy Statement/Prospectus)*

   3.1    Amended and Restated Articles of Incorporation of the
          Corporation (Exhibit E to the Joint Proxy
          Statement/Prospectus)*

   3.2    By-Laws of the Corporation (Exhibit F to the Joint
          Proxy Statement/Prospectus)*

   4.1.1 Mortgage and Deed of Trust dated July 1, 1936, of the Potomac Electric Power Company ("PEPCO") to The Riggs National Bank of Washington, D.C., as Trustee, securing First Mortgage Bonds of PEPCO, and Supplemental Indenture dated July 1, 1936 (Exhibit B-4 to First Amendment, 6/19/36, to PEPCO Registration Statement
          No. 2-2232)*

          Supplemental Indentures, to the aforesaid Mortgage and Deed of Trust, dated -

   4.1.2       December 1, 1939 and December 10, 1939 (Exhibits A
                    & B to PEPCO Form 8-K, 1/3/40)*
   4.1.3       August 1, 1940 (Exhibit A to PEPCO Form 8-K,
                    9/25/40)*
   4.1.4       July 15, 1942 and August 10, 1942 (Exhibit B-1 to
                    Amendment No. 2, 8/24/42, and B-3 to Post-
                    Effective Amendment, 8/31/42, to PEPCO
                    Registration Statement No. 2-5032)*
   4.1.5       August 1, 1942 (Exhibit B-4 to PEPCO Form 8-A,
                    10/8/42)*
   4.1.6       October 15, 1942 (Exhibit A to PEPCO Form 8-K,
                    12/7/42)*
   4.1.7       October 15, 1947 (Exhibit A to PEPCO Form 8-K,
                    12/8/47)*
   4.1.8       January 1, 1948 (Exhibit 7-B to Post-Effective
                    Amendment No. 2, 1/28/48, to PEPCO
                    Registration Statement No. 2-7349)*
   4.1.9       December 31, 1948 (Exhibit A-2 to PEPCO Form 10-K,
                    4/13/49)*
   4.1.10      May 1, 1949 (Exhibit 7-B to Post-Effective
                    Amendment No. 1, 5/10/49, to PEPCO
                    Registration Statement No. 2-7948)*
   4.1.11      December 31, 1949 (Exhibit (a)-1 to PEPCO Form 8-K,
                    2/8/50)*
   4.1.12      May 1, 1950 (Exhibit 7-B to Amendment No. 2,
                    5/8/50, to PEPCO Registration Statement No.
                    2-8430)*
   4.1.13      February 15, 1951 (Exhibit (a) to PEPCO Form 8-K,
                    3/9/51)*
   4.1.14      March 1, 1952 (Exhibit 4-C to Post-Effective
                    Amendment No. 1, 3/12/52, to PEPCO
                    Registration Statement No. 2-9435)*
   4.1.15      February 16, 1953 (Exhibit (a)-1 to PEPCO Form 8-K,
                    3/5/53)*
   4.1.16      May 15, 1953 (Exhibit 4-C to Post-Effective
                    Amendment No. 1, 5/26/53, to PEPCO
                    Registration Statement No. 2-10246)*
   4.1.17      March 15, 1954 and March 15, 1955 (Exhibit 4-B to
                    PEPCO Registration Statement No. 2-11627,
                    5/2/55)*
   4.1.18      May 16, 1955 (Exhibit A to PEPCO Form 8-K, 7/6/55)*
   4.1.19      March 15, 1956 (Exhibit C to PEPCO Form 10-K,
                    4/4/56)*
   4.1.20      June 1, 1956 (Exhibit A to PEPCO Form 8-K, 7/2/56)*
   4.1.21      April 1, 1957 (Exhibit 4-B to PEPCO Registration
                    Statement No. 2-13884, 2/5/58)*
   4.1.22      May 1, 1958 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-14518, 11/10/58)*
   4.1.23      December 1, 1958 (Exhibit A to PEPCO Form 8-K,
                    1/2/59)
   4.1.24      May 1, 1959 (Exhibit 4-B to Amendment No. 1,
                    5/13/59, to PEPCO Registration Statement No.
                    2-15027)*
   4.1.25      November 16, 1959 (Exhibit A to PEPCO Form 8-K,
                    1/4/60)*
   4.1.26      May 2, 1960 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-17286, 11/9/60)*
   4.1.27      December 1, 1960 and April 3, 1961 (Exhibit A-1 to
                    PEPCO Form 10-K, 4/24/61)*
   4.1.28      May 1, 1962 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-21037, 1/25/63)*
   4.1.29      February 15, 1963 (Exhibit A to PEPCO Form 8-K,
                    3/4/63)*
   4.1.30      May 1, 1963 (Exhibit 4-B to PEPCO Registration
                    Statement No. 2-21961, 12/19/63)*
   4.1.31      April 23, 1964 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-22344, 4/24/64)*
   4.1.32      May 15, 1964 (Exhibit A to PEPCO Form 8-K, 6/2/64)*
   4.1.33      May 3, 1965 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-24655, 3/16/66)*
   4.1.34      April 1, 1966 (Exhibit A to PEPCO Form 10-K,
                    4/21/66)*
   4.1.35      June 1, 1966 (Exhibit 1 to PEPCO Form 10-K,
                    4/11/67)*
   4.1.36      April 28, 1967 (Exhibit 2-B to Post-Effective
                    Amendment No. 1 to PEPCO Registration
                    Statement No. 2-26356, 5/3/67)*
   4.1.37      May 1, 1967 (Exhibit A to PEPCO Form 8-K, 6/1/67)*
   4.1.38      July 3, 1967 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-28080, 1/25/68)*
   4.1.39      February 15, 1968 (Exhibit II-I to PEPCO Form 8-K,
                    3/7/68)*
   4.1.40      May 1, 1968 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-31896, 2/28/69)*
   4.1.41      March 15, 1969 (Exhibit A-2 to PEPCO Form 8-K,
                    4/8/69)*
   4.1.42      June 16, 1969 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-36094, 1/27/70)*
   4.1.43      February 15, 1970 (Exhibit A-2 to PEPCO Form 8-K,
                    3/9/70)*
   4.1.44      May 15, 1970 (Exhibit 2-B to PEPCO Registration
                    Statement No. 2-38038, 7/27/70)*
   4.1.45      August 15, 1970 (Exhibit 2-D to PEPCO Registration
                    Statement No. 2-38038, 7/27/70)*
   4.1.46      September 1, 1971 (Exhibit 2-C to PEPCO
                    Registration Statement No. 2-45591, 9/1/72)*
   4.1.47      September 15, 1972 (Exhibit 2-E to PEPCO
                    Registration Statement No. 2-45591, 9/1/72)*
   4.1.48      April 1, 1973 (Exhibit A to PEPCO Form 8-K,
                    5/9/73)*
   4.1.49      January 2, 1974 (Exhibit 2-D to PEPCO Registration
                    Statement No. 2-49803, 12/5/73)*
   4.1.50      August 15, 1974 (Exhibits 2-G and 2-H to Amendment
                    No. 1 to PEPCO Registration Statement No.
                    2-51698, 8/14/74)*
   4.1.51      June 15, 1977 (Exhibit 4-A to PEPCO Form 10-K,
                    3/19/81)*
   4.1.52      July 1, 1979 (Exhibit 4-B to PEPCO Form 10-K,
                    3/19/81)*
   4.1.53      June 16, 1981 (Exhibit 4-A to PEPCO Form 10-K,
                    3/19/82)*
   4.1.54      June 17, 1981 (Exhibit 2 to Amendment No. 1,
                    6/18/81, to PEPCO Form 8-A)*
   4.1.55      December 1, 1981 (Exhibit 4-C to PEPCO Form 10-K,
                    3/19/82)*
   4.1.56      August 1, 1982 (Exhibit 4-C to Amendment No. 1 to
                    PEPCO Registration Statement No. 2-78731,
                    8/17/82)*
   4.1.57      October 1, 1982 (Exhibit 4 to PEPCO Form 8-K,
                    11/8/82)*
   4.1.58      April 15, 1983 (Exhibit 4 to PEPCO Form 10-K,
                    3/23/84)*
   4.1.59      November 1, 1985 (Exhibit 2-B to PEPCO Form 8-A,
                    11/1/85)*
   4.1.60      March 1, 1986 (Exhibit 4 to PEPCO Form 10-K,
                    3/28/86)*
   4.1.61      November 1, 1986 (Exhibit 2-B to PEPCO Form 8-A,
                    11/5/86)*
   4.1.62      March 1, 1987 (Exhibit 2-B to PEPCO Form 8-A,
                    3/2/87)*
   4.1.63      September 16, 1987 (Exhibit 4-B to PEPCO
                    Registration Statement No. 33-18229,
                    10/30/87)*
   4.1.64      May 1, 1989 (Exhibit 4-C to PEPCO Registration
                    Statement No. 33-29382, 6/16/89)*
   4.1.65      August 1, 1989 (Exhibit 4 to PEPCO Form 10-K,
                    3/23/90)*
   4.1.66      April 5, 1990 (Exhibit 4 to PEPCO Form 10-K,
                    3/29/91)*
   4.1.67      May 21, 1991 (Exhibit 4 to PEPCO Form 10-K,
                    3/27/92)*
   4.1.68      May 7, 1992 (Exhibit 4 to PEPCO Form 10-K,
                    3/26/93)*
   4.1.69      September 1, 1992 (Exhibit 4 to PEPCO Form 10-K,
                    3/26/93)*
   4.1.70      November 1, 1992 (Exhibit 4 to PEPCO Form 10-K,
                    3/26/93)*
   4.1.71      March 1, 1993 (Exhibit 4 to PEPCO Form 10-K,
                    3/26/93)*
   4.1.72      March 2, 1993 (Exhibit 4 to PEPCO Form 10-K,
                    3/26/93)*
   4.1.73      July 1, 1993 (Exhibit 4.4 to PEPCO Registration
                    Statement No. 33-49973, 8/11/93)*
   4.1.74      August 20, 1993 (Exhibit 4.4 to PEPCO Registration
                    Statement No. 33-50377, 9/23/93)*
   4.1.75      September 29, 1993 (Exhibit 4 to PEPCO Form 10-K,
                    3/25/94)*
   4.1.76      September 30, 1993 (Exhibit 4 to PEPCO Form 10-K,
                    3/25/94)*
   4.1.77      October 1, 1993 (Exhibit 4 to PEPCO Form 10-K,
                    3/25/94)*
   4.1.78      February 10, 1994 (Exhibit 4 to PEPCO Form 10-K,
                    3/25/94)*
   4.1.79      February 11, 1994 (Exhibit 4 to PEPCO Form 10-K,
                    3/25/94)*
   4.1.80      March 10, 1995 (Exhibit 4.3 to PEPCO Registration
                    Statement No. 61379, 7/28/95)*
   4.1.81      September 6, 1995 (Exhibit 4 to PEPCO Form 10-K,
                    4/1/96)*
   4.1.82      September 7, 1995 (Exhibit 4 to PEPCO Form 10-K,
                    4/1/96)*

   4.2 Indenture, dated as of January 15, 1988, between PEPCO and Centerre Trust Company of St. Louis (now known as
          Boatmen's Trust Company), Trustee for PEPCO's
          $75,000,000 issue of 7% Convertible Debentures due 2018
          (Exhibit 4-A to PEPCO Form 10-K, 3/25/88)*

   4.3    Indenture, dated as of July 28, 1989, between PEPCO and
          The Bank of New York, Trustee, with respect to PEPCO's
          Medium-Term Note Program (Exhibit 4 to PEPCO Form 8-K,
          6/21/90)*

   4.4 Indenture, dated as of August 15, 1992, between PEPCO and the Bank of New York, Trustee, for PEPCO's
          $115,000,000 issue of 5% Convertible Debentures due 2002 (Exhibit 4-C to PEPCO Form 10-K, 3/26/93)*

   4.5.1  Supplemental Indenture between BGE and Bankers Trust
          Company, as Trustee, dated as of June 20, 1995, supplementing, amending and restating Deed of Trust dated February 1, 1919 (Exhibit No. 4 in BGE's Form 10-Q dated August 11, 1995, File No. 1-1910); and the following Supplemental Indentures between BGE and Bankers Trust Company, Trustee:

   4.5.1       August 1, 1967 (Exhibit D-1 to BGE Form 10-K for
                    1967)*
   4.5.2       January 1, 1972 (Exhibit A-2 to BGE Form 10-K for
                    1971)*
   4.5.3       July 15, 1977 - 3 Indentures (Exhibit 2-3 to BGE
                    Registration File No. 2-59772)*
   4.5.4       October 15, 1989 (Exhibit 4(a) to BGE Form 10-Q
                    dated November 14, 1989*
   4.5.5       August 15, 1991 (Exhibit 4(a)(i) to BGE
                    Registration Statement No. 33-45259)*
   4.5.6       January 15, 1992 (Exhibit 4(a)(ii) to BGE
                    Registration Statement No. 33-45259)*
   4.5.7       July 1, 1992 (Exhibit 4(a) to BGE Form 8-K for
                    January 29, 1993)*
   4.5.8       February 15, 1993 (Exhibit 4(a)(i) to BGE Form 10-K
                    for 1992)*
   4.5.9       March 1, 1993 (Exhibit 4(a)(ii) to BGE Form 10-K
                    for 1992)*
   4.5.10      March 15, 1993 (Exhibit 4(a)(iii) to BGE Form 10-K
                    for 1992)*
   4.5.11      April 15, 1993 (Exhibit 4 to BGE Form 10-Q dated
                    May 13, 1993)*
   4.5.12      July 1, 1993 (Exhibit 4(a) to BGE Form 10-Q dated
                    August 13, 1993)*
   4.5.13      July 15, 1993 (Exhibit 4(b) to BGE Form 10-Q dated
                    August 13, 1993)*
   4.5.14      October 15, 1993 (Exhibit 4 to BGE Form 10-Q dated
                    November 12, 1993)*
   4.5.15      March 15, 1994 (Exhibit 4(a) to BGE Form 10-K for
                    1993)*
   4.5.16      June 15, 1996 (Exhibit 4 to BGE Form 10-Q dated
                    August 13, 1996)*
   4.6 Indenture dated July 1, 1985, between BGE and The Bank of New York (Successor to Mercantile-Safe Deposit and Trust Company), Trustee (Exhibit 4(a) to BGE Registration File No. 2-98443); as supplemented by Supplemental Indentures dated as of October 1, 1987 (Exhibit 4(a) to BGE Form 8-K dated November 13, 1987) and as of January 26, 1993 (Exhibit 4(b) to BGE Form 8-K dated January 29, 1993)*

   10.1   Employment Agreement** (Exhibit 10.1 to PEPCO Form 10-Q,
               10/30/95)*
   10.2   Employment Agreement** (Exhibit 10.2 to PEPCO Form 10-Q,
               10/30/95)*
   10.3   Employment Agreement** (Exhibit 10.3 to PEPCO Form 10-Q,
               10/30/95)*
   10.4   Employment Agreement** (Exhibit 10.4 to PEPCO Form 10-Q,
               10/30/95)*
   10.5   Amendment to Employment Agreement** (Exhibit 10.5 to
               PEPCO Form 10-Q, 10/30/95)*
   10.6   Severance Agreement** (Exhibit 10.6 to PEPCO Form 10-Q,
               10/30/95)*
   10.7   Severance Agreement** (Exhibit 10.7 to PEPCO Form 10-Q,
               10/30/95)*
   10.8   Severance Agreement** (Exhibit 10.8 to PEPCO Form 10-Q,
               10/30/95)*
   10.9   Severance Agreement** (Exhibit 10.9 to PEPCO Form 10-Q,
               10/30/95)*
   10.10  Amendment to Employment Agreement** (Exhibit 10.1 to
               PEPCO Form 10-K, 4/1/96)*
   10.11  Amendment to Employment Agreement** (Exhibit 10.2 to
               PEPCO Form 10-K, 4/1/96)*
   10.12  Amendment to Employment Agreement** (Exhibit 10.3 to
               PEPCO Form 10-K, 4/1/96)*
   10.13  Severance Agreement** (Exhibit 10.4 to PEPCO Form 10-K,
               4/1/96)*
   10.14  Severance Agreement** (Exhibit 10.5 to PEPCO Form 10-K,
               4/1/96)*
   10.15  Severance Agreement** (Exhibit 10.6 to PEPCO Form 10-K,
               4/1/96)*
   10.16  Severance Agreement** (Exhibit 10.7 to PEPCO Form 10-K,
               4/1/96)*
   10.17  Severance Agreement** (Exhibit 10.8 to PEPCO Form 10-K,
               4/1/96)*
   10.18  Severance Agreement** (Exhibit 10.9 to PEPCO Form 10-K,
               4/1/96)*
   10.19  Severance Agreement** (Exhibit 10.10 to PEPCO Form 10-K,
               4/1/96)*
   10.20  Severance Agreement** (Exhibit 10.11 to PEPCO Form 10-K,
               4/1/96)*
   10.21  Severance Agreement** (Exhibit 10.12 to PEPCO Form 10-K,
               4/1/96)*
   10.22  Baltimore Gas and Electric Company Executive Benefits
               Plan, as amended and restated (Exhibit 10(a) to BGE Form 10-Q dated November 14, 1996)*
   10.23  Executive Incentive Plan of the Baltimore Gas and
               Electric Company (Exhibit 10(b) to BGE Form 10-K for 1992)*
   10.24  Baltimore Gas and Electric Company 1995 Long-Term
               Incentive Plan (Exhibit 10(c) to BGE Form 10-K for
               1994)*
   10.25  Baltimore Gas and Electric Company Nonqualified Deferred
               Compensation Plan, as amended and restated (Exhibit 10(d) to BGE Form 10-K for 1996)*
   10.26  Baltimore Gas and Electric Company Nonqualified Deferred
               Compensation Plan for Non-Employee Directors
               (formerly Baltimore Gas and Electric Company
               Deferred Compensation Plan for Non-Employee
               Directors) (Exhibit 10(f) to BGE Form 10-K for
               1993)*
   10.27  Baltimore Gas and Electric Company Retirement Plan for
               Non-Employee Directors, as amended and restated (Exhibit 10(f) to BGE Form 10-K for 1994)*
   10.28  Grantor Trust Agreement Dated as of July 31, 1994
               between Baltimore Gas and Electric Company and Citibank, N.A. (Exhibit 10(h) to BGE Form 10-K for
               1994)*
   10.29  Summary of Constellation Holdings, Inc. Annual Incentive
               Plan (Exhibit 10(g) to BGE Form 10-K for 1992)*
   10.30  Summary 1994-96 Long Term Incentive Plan of
               Constellation Holdings, Inc. (Exhibit 10(l) to BGE Form 10-K for 1994)*
   10.31  Employment Agreement of Christian H. Poindexter (Exhibit
               C2 in the Joint Proxy Statement/Prospectus)*
   10.32  Employment Agreement of Edward A. Crooke (Exhibit C3 in
               the Joint Proxy Statement/Prospectus)*
   10.33  Severance Agreements between BGE and 15 key employees
               (Exhibit 10(o) to BGE Form 10-K for 1995)*
   10.34  Grantor Trust Agreement Dated as of June 1, 1996 between
               Baltimore Gas and Electric Company and T. Rowe Price Trust Company (Exhibit 10(b) to BGE Form 10-Q dated August 13, 1996)*

     11 Computation of Earnings Per Common Share (Filed herewith)

     12   Computation of Ratios (Filed herewith)

     21   Subsidiaries of the Registrant (Filed herewith)

______________________
 *   Incorporated herein by reference
** These exhibits when filed were designated as a management contract or compensatory plan pursuant to Item 14(a)(3) of Form 10-K.


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CONSTELLATION ENERGY CORPORATION


                                     /s/ David A. Brune
                              By:  ___________________________
                                   Name:  David A. Brune
                                   Title: Vice President and
                                             Secretary

Date:  April 4, 1997